UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Genius Brands International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

37229T301

(CUSIP Number)

January 18, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 37229T301

(1)	Names of Reporting Persons Sony Corporation

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 301,231 shares of Common Stock

(6) Shared Voting Power None

(7) Sole Dispositive Power 301,231 shares of Common Stock

(8) Shared Dispositive Power None

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 301,231 shares of Common Stock

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 7.0% Based on 4,331,880 shares of common stock outstanding as of January 17, 2017, as reported to Sony Corporation by the Issuer.

(12)	Type of Reporting Person (See Instructions) CO

CUSIP No: 37229T301

Item 1	(a).	Name of Issuer: Genius Brands International, Inc.
Item 1	(b).	Address of Issuer’s Principal Executive Offices: 301 North Canon Drive, Suite 305, Beverly Hills, CA 90210

Item 2	(a).

Name of Person Filing:
This statement is filed by the entity listed below, who is referred to herein as the “Reporting Person,” with respect to the shares of Common Stock of the Company, $0.001 par value per share (the “Shares”).

Sony Corporation

Item 2	(b).	Address of Principal Business Office or, if none, Residence: Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo, 108-0075
Item 2	(c).	Citizenship: Japan
Item 2	(d)	Title of Class of Securities: Common Stock, $0.001 par value per share
Item 2	(e)	CUSIP Number: 37229T301

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No: 37229T301

Item 4.	Ownership

(a) AMOUNT BENEFICIALLY OWNED: 301,231 Shares of Common Stock were acquired by Sony Pictures Home Entertainment Inc., a Delaware corporation and wholly owned indirect subsidiary of Sony Corporation.

(b) PERCENT OF CLASS: 7.0%

Based on 4,331,880 shares of common stock outstanding as of January 17, 2017, as reported to Sony Corporation by the Issuer.

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE

301,231 Shares

(ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

0 Shares

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

301,231 Shares

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0 Shares

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 204.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2017

Sony Corporation

By:/s/ Kenichiro Yoshida
Name: Kenichiro Yoshida
Title: Executive Deputy President and
Chief Financial Officer